SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Commission File Number 000-50778

                                  Hemosol Corp.
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                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F  X    Form 40-F
                                                 ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

The following is included in this Report on Form 6-K:

1. Press release, dated July 9, 2004.













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                         HEMOSOL CORPORATE ANNOUNCEMENT

TORONTO, Ontario (July 9, 2004) - Hemosol Corp. (TSX: HML, NASDAQ: HMSL) - Pursuant to Nasdaq Marketplace Rule 4350(b)(1)(B) which requires an issuer that receives an audit opinion that contains a going concern qualification to make a public announcement disclosing the receipt of such qualification, Hemosol Corp. today announced that the auditors' report on the financial statements of Hemosol Corp's predecessor, Hemosol Inc., contained in Hemosol Corp.'s Annual Report on Form 20-F for the year ended December 31, 2003 (filed with the U.S. Securities and Exchange Commission on June 30, 2004) contained a going concern qualification.

On April 30, 2004, Hemosol Corp. became the successor to LPBP Inc. pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934 upon completion of a Plan of Arrangement under Section 182 of the Business Corporations Act (Ontario) involving Hemosol Inc. (which was subsequently renamed LPBP Inc. after the Arrangement became effective), its security holders and MDS Inc. The Arrangement provided a $16 million cash infusion into Hemosol Corp.'s blood product business. As noted in the Annual Report, this cash infusion will enable Hemosol Corp. to continue its initiatives for its blood products business, including the further development of HEMOLINK and other product candidates. These funds will also permit Hemosol Corp. to advance the implementation of its strategic alliance with ProMetic, exclusive of milestone payments due under the license agreement. Hemosol Corp. believes that, following the proactive steps taken in April 2003 to reduce cash burn, its current cash resources, together with the proceeds from the Arrangement and the Special Warrant Offering, will be sufficient to fund its anticipated operating and capital expenditures through the second quarter of 2005, at which point it will require additional financing.

ABOUT HEMOSOL
Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol is leveraging its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities. Hemosol has a broad range of novel therapeutic products in development, including HEMOLINK TM (hemoglobin raffimer), an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol is also developing next generation oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and liver cancers, and a cell therapy program initially directed to the treatment of cancer.

For more information visit Hemosol's website at www.hemosol.com.

Hemosol's common shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".


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Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products and enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; Hemosol's ability to obtain sufficient financing to complete clinical development of its products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Contact:  Jason Hogan
          Investor & Media Relations
          416 361 1331
          800 789 3419
          416 815 0080 fax
          ir@hemosol.com
          www.hemosol.com




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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 HEMOSOL CORP.


                                 By:/s/ LEE D. HARTWELL
                                    --------------------------------------------
                                    Name:   Lee D. Hartwell
                                    Title:  President, Chief Executive Officer
                                            and Chief Financial Officer

Date:  July 12, 2004






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